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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM F-X

                   APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

A.    Name of issuer or person filing ("Filer"):   CIBC MELLON TRUST COMPANY

B.    This is [check one]

      [X]  an original filing for the Filer

      [ ]  an amended filing for the Filer

C.    Identify the filing in conjunction with which this Form is being filed:

      Name of registrant:         NEXEN INC.

      Form type:                  FORM F-9

      File Number (if known):     333-109747

      Filed by:                   NEXEN INC.

      Date Filed (if filed
      concurrently, so indicate): OCTOBER 16, 2003 (CONCURRENTLY WITH FORM F-9)

D. The Filer is incorporated or organized under the laws of CANADA and has its principal place of business at

                  320 BAY STREET, P.O. BOX 1
                  TORONTO, ONTARIO
                  CANADA M5H 4A6
                  ATTENTION:  MANAGER, CLIENT SERVICES

                  AND

                  333-7TH AVENUE S.W.
                  SUITE 600
                  CALGARY, ALBERTA
                  CANADA T2P 2Z1
                  ATTENTION:  MANAGER, CORPORATE TRUST, NEXEN INC.

E. The Filer designates and appoints MELLON FINANCIAL CORPORATION ("Agent"), located at:

                  1 MELLON BANK CENTER
                  SUITE 1935
                  500 GRANT STREET
                  PITTSBURGH, PENNSYLVANIA 15258
                  ATTENTION:  LEONARD R. HEINZ, ASSISTANT GENERAL COUNSEL
                  TELEPHONE:  (412) 234-1508

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as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

      (a) any investigation or administrative proceeding conducted by the Commission; and

      (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered by the Filer on Form F-9 on October 16, 2003 or any purchases or sales of any security in connection therewith;
            (ii) the securities in relation to which the obligation to file an annual report on Form 10-K arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Securities Exchange Act of 1934. The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-9, the securities to which the Form F-9 relates, and the transactions in such securities.


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      The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Country of Canada, on this 16th day of October 2003.


Filer:   CIBC MELLON TRUST COMPANY         By: /s/  Roger Booth
                                               ---------------------------------
                                               Name:  Roger Booth
                                               Title: Relationship Manager


                                           By: /s/  Robert Solis
                                               ---------------------------------
                                               Name:  Robert Solis
                                               Title: Account Manager




      This statement has been signed by the following person in the capacity and on the date indicated.


MELLON FINANCIAL CORPORATION
As Agent for Service of Process for
CIBC MELLON TRUST COMPANY



By: /s/ Leonard R. Heinz
    --------------------------------------
    Name:  Leonard R. Heinz
    Title: Assistant General Counsel


Date: October 16, 2003


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